

March 9, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (312) 786-7919

Joanne Moffic-Silver
Executive Vice President and General Counsel
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, Illinois 60605

      Re: CBOE Holdings, Inc.
              Registration Statement on Form S-4
              Filed February 9, 2007
              File No. 333-140574

Dear Ms. Moffic-Silver:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the significance of various regulatory approvals to the commencement of the proposed transaction. In subsequent amendments, please provide updated disclosure regarding the status of such approvals. We may have additional comments related to this issue.

2. Please revise throughout your prospectus to delete repetitive disclosure, as such disclosure increases the size of the registration statement without enhancing the quality of such disclosure. Refer to the Note to Rule 421(b) of Regulation C. For example, we note that the discussion of organized sales on pages 41-42 appears to be repeated on pages 131-32.

3. We will process your amendments without the number of shares being issued and other missing information. Please note that as this missing information triggers a number of disclosure matters, you should allow sufficient time to process the amendments containing such information. In addition, note that the effect of such matters on disclosure throughout your registration statement may cause us to raise issues in areas not previously commented upon.

4. Similarly, please note that we will review your exhibits, including the final governing documents of CBOE Holdings and CBOE, as well as the legal and tax opinions, when they are filed and may have comments upon the exhibits as well as related disclosure in the prospectus.

5. Please provide updated financial statements and related disclosures as required by Article 3-12 of Regulation S-X.

6. We read in the explanatory note at the start of this filing that your description of the restructuring transaction assumes that the SEC will have approved your rule filing with respect to your interpretation of the impact of the CME/CBOT merger on the CBOT members' Exercise Right prior to your registration statement being declared effective. Notwithstanding this statement, it appears that certain additional disclosures are needed until this matter is finalized. For example, your historical financial statements do not address this matter in the commitments and contingencies footnote, your pro forma financial statements do not address the changes to pro forma equity that would result if your interpretation of this matter is not upheld, and your MD&A analysis does not indicate if or how your future revenues and results are expected to differ from historical results if the CBOT members are no longer members of the CBOE. Please revise your filing to provide these disclosures, or provide us with a detailed explanation of why you do not believe these disclosures are appropriate.

Cover Page

7. Your cover page includes a lot of information that is not required by Item 501 of Regulation S-K, for example, the reasons why the board is pursuing the transaction, the features of common stock, details regarding the lockup, and amendments to CBOE's governing documents. The information is also largely repeated in the summary and again in other parts of the prospectus. As such, please revise the cover to limit the information you provide to Item 501

information. In addition, please ensure that you have included all of the
information that 501 requires, including, in this case, the amount of shares you
will issue in the transaction in total and in respect of each membership unit.

Summary, page 2

8. Please revise your summary to contain only a brief discussion of the key aspects
    of the offering, rather than its current more detailed discussion that is largely
    repeated in applicable sections throughout your registration statement. Refer to
    Item 503(a) of Regulation S-K and the instruction thereto, as well as Part IV.C.1
    of Securities Act Release 7497 (Jan. 28, 1998).

Risk Factors, page 15
Risks Relating to the Restructuring Transaction, page 15
We may incur material, unanticipated costs . . ., page 16

9. Please revise your discussion to address factors that may cause you to incur
    additional significant expenses in connection with the transaction other than
    litigation. If litigation is the only currently known factor that may cause you to
    incur significant unanticipated expenses in connection with the transaction, revise
    the heading to clearly indicate the nature of the risk. In addition, please also
    expand your discussion of the litigation that has already been instituted to provide
    a clearer understanding of the risk that such litigation poses to the success of the
    proposed restructuring.

We cannot assure you that we will complete a public offering . . ., page 16

10. Please revise this risk factor, the preceding risk factor, and risk factors on pages
     17-19 and 22 to clearly state the material risk affecting current CBOE members
     who will receive your shares if the reorganization is approved. Please note that
     the risk to investors is the consequence of an action or inaction, not your inability
     to provide assurance of a particular outcome.

Your ownership of CBOE Holdings may be diluted . . ., page 17

11. Please expand your discussion of the risk presented by your future issuance of
     additional securities to discuss the dilutive effects of such issuance and to discuss
     the detrimental effect that the issuance of a senior class of securities would have
     on Class A shareholders.

Risks Relating to Our Business, page 18

Intense competition could materially adversely affect . . ., page 18

12. We note your statement that your market share in equity options fell to approximately 26% in 2006 as well as your statement on page 2 that your 2006 trading volume represented 33.3% of total contracts traded on all U.S options markets. Please revise your disclosure under this heading to clarify the measurement used to determine market share (e.g., volume of contracts traded) as well as the scope of the market (e.g., all worldwide options trading).

Strategic alliances may not produce the results we expect, page 21

13. Please revise to specify the alliances and arrangements into which you have entered, as well as their purpose. Note that your risk factor disclosure should identify particular risks affecting CBOE members' investment decision. Risks that are vague or that could apply to any issuer should be revised or deleted.

If CBOE Holdings is unable to favorably assess the effectiveness of its internal controls . . ., page 25

14. Please revise the heading and discussion to clarify that your shares will not be listed following completion of this transaction.

Special Meeting of CBOE Members, page 28

Adjournments, page 28

15. We note that a vote on the possible adjournment of the meeting to solicit additional proxies is listed as a distinct item in your meeting notice. We assume that your proxy card will include a place for shareholders to vote on this item. Please revise the last sentence of this subsection, which advises that no proxy voted against the transaction will be voted for the adjournment, to clarify the votes needed in favor of adjournment that will be required to take this action. Since members are voting on this matter directly, it seems that your existing disclosure would only pertain to proxy cards that are not marked in any way with respect to this item.

Manner of Voting, page 28

16. This section discusses "ballots" and "proxies." Please clarify the manner in which members are being asked to vote. For example, are you asking for proxies whereby the members appoint proxy holders to vote for them at the meeting, or are you asking for their vote directly, by means of a ballot, similar to a written consent?

Solicitation of Proxies, page 30

17. Please state, if true, that the company's board of directors is making the solicitation.

The Restructuring Transaction, page 31
The CBOE's Reasons for the Restructuring Transaction, page 36

18. Please expand your discussion to specify the manner in which being structured as a stock, for-profit corporation will permit you to pursue business combinations and joint ventures, as well as to access capital markets, in ways that are not available to non-stock, membership corporations.

19. Please expand your discussion to address in greater detail the manner in which the proposed restructuring will permit you to increase your competitiveness vis-à-vis other options exchanges and to briefly discuss the manner through which you intend to preserve your ability to provide trading privileges to your members.

20. Please expand your discussion under the second bullet point on page 36 to specify the changes in CBOE's corporate and governance structures, as well as how these changes will permit the CBOE to respond more efficiently to changes within the industry, markets, and with applicable regulations. If the proposed changes include those listed in the ninth bullet point on page 37, briefly discuss why engaging in the proposed restructuring is necessary to achieve these objectives and consider consolidating these factors.

21. We note your statement in the seventh bullet point sentence on page 37 regarding a framework to facilitate public markets for "capital-raising transactions and other securities issuances." Please specify any contemplated non-capital raising issuances. If you are referring to issuing securities as consideration in acquisitions, revise to clarify this point.

22. Please specify the statutory requirements regarding exchange governance at the subsidiary level to which you refer in the eighth bullet point on page 37.

Who Will Receive the Restructuring Consideration, page 38

23. We note your statement on page 39 that once the CME/CBOT Transaction "closes there will no longer be members of the CBOT eligible to become exercise members of the CBOE" and that "memberships formerly held by CBOT members pursuant to the Exercise Right . . . will not be converted into shares of CBOE Holdings common stock in the restructuring transaction." Please revise your disclosure to clarify whether existing CBOT members who have not utilized the Exercise Right will be prohibited from doing so or whether CBOT members who

have already utilized the Exercise Right will be de-equitized and lose their trading on the CBOE.

Trading Permits, page 40

24. Please provide updated disclosure regarding the specifics of your access plan following demutualization when such information becomes available. We will review changes to your disclosure and may have comments on specific aspects of the trading permits.

25. Please revise to clarify whether current CBOE members will be granted trading permits or will purchase permits and, if members will purchase permits, state whether the extent to which they will have preference in terms of availability or price over each other or interested non-members.

26. We note your statement that "the CBOE may allow persons who did not previously have memberships to receive trading permits upon completion of the restructuring transaction," as well as your statement that "[i]nitial trading permits will be issued prior to the restructuring transaction" and that members prior to the restructuring transaction will have priority over applicants who were not members. Please revise to clarify the procedures that will govern your issuance of trading permits to existing members and non-members prior to and following the proposed restructuring transaction.

27. We note your statement that "rules applicable to trading permits will be substantially similar to those in place today with respect to memberships." Please expand upon your disclosure to discuss the substantive similarities between the rules applicable to current CBOE members and the post-restructuring holders of trading permits. We note, for instance, that trading permit holders will not be permitted to transfer the economic interest conveyed by the permit and that such holders will not be able to affect your governance and will not necessarily have an equity interest in the CBOE.

28. We note your discussion on page 40 regarding the number of trading permits that the CBOE determines to make available. Please describe the impact on the company of a greater or lesser number of permits being issued. If you believe that this uncertainty would be reasonably likely to impact your liquidity, results of operations or financial position in a material way, please include a focused discussion of this in MD&A as well.

Organized Sales, page 41

29. Please clarify whether your shareholders will have the right to conduct sales outside your organized sales following the expiration of any applicable transfer

restriction period. We note your disclosure on page 45 that shares issued to non-affiliates will be freely tradable under the Securities Act.

Amendments to the CBOE Certificate of Incorporation . . ., page 42

30. We note your statement that CBOE members are being asked to approve new bylaws and an amended and restated certificate of incorporation. We also note that this action is not listed in the letter to CBOE members as one upon which they will vote. Please revise to remove this discrepancy.

31. We note your statement that no fewer than two-thirds of your directors will meet your independence requirements and those established by the New York Stock Exchange (NYSE). To the extent that your independence standards are known and differ from those of the NYSE, please briefly explain the differences. We note your statement on page 106 that your standards will meet or exceed those required for listing on the NYSE and your discussion under Director Independence on page 115 that your standards will be based upon the NYSE listing standards.

Material U.S. Federal Income Tax Consequences . . ., page 46

32. We note your discussion of cash received in lieu of fractional shares of CBOE Holdings common stock, including your reference to subsequent discussion later in the prospectus. Please delete this reference to subsequent discussion, as this issue does not appear to be addressed in the remainder of the document. In addition, it is not clear to us how you may be obligated to issue fractional shares (or cash in lieu thereof) in exchange for the whole, indivisible, membership interests of your members. In an appropriate section of your document, please explain this potential obligation or, alternatively, revise to delete this discussion.

Management's Discussion and Analysis
Nine Months Ended September 30, 2006 Compared to September 30, 2005, page 63

33. We note your presentation and analysis of an operating expense number that excludes severance costs and the class action settlement refund in your press release and information circular dated February 12, 2007 and filed pursuant to Rule 425. Please tell us if you intend to present this non-GAAP measure in your Form S-4, and if so, tell us how you determined that this non-GAAP measure was allowable under Item 10(e) of Regulation S-K.

Business, page 70
History, page 71

34. Please revise to indicate the source for your charts denoting industry data and tell us whether these sources are publicly available without charge. In addition, please provide us with your source of the factual representations you make in the statement on page 75 that options are used by no more than 15% of all stock investors, the statement on page 78 that CBOE is the largest options exchange in the U.S. based on contract volume and dollar value of options traded, and the statement on page 80 that your website and educational programs are considered the industry standard for options education and information.

Directors and Executive Officers, page 109

35. Please revise your discussion of Thomas Patrick, Jr., to specify his business experience over the past five years. Refer to Item 401(e)(1) of Regulation S-K. Please make similar revisions with respect to your discussion of Eugene Sunshine.

Compensation of Directors and Executive Officers, page 116
Executive Compensation, page 117
Compensation Discussion and Analysis, page 117

36. We note that, in determining bonuses to be paid to executive officers, the board approves corporate objectives for the coming fiscal year and attaches to each objective a threshold, target and maximum goal that is in turn tied to a specific potential bonus level for each executive. Please discuss the specific items of corporate performance underlying the bonuses and how the bonuses are structured and implemented for each officer's individual contribution to these items of the registrant's performance. Please disclose the actual performance targets used by the board. If you believe disclosure would cause you competitive harm, please provide us with a supplemental explanation of how this meets the standards that would apply if you were to request confidential treatment of the information under Securities Act Rule 406. In that case you should also discuss, in the prospectus, how difficult it will be for the executive or how likely it will be for the company to achieve undisclosed target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K for guidance.

37. If the board exercised discretion in the payment of bonuses, either to award compensation in the absence of attainment of the relevant performance goals applicable to a given executive, or to reduce or increase the size of any award or payout, please disclose this. We note that although the bonuses are based on performance criteria the board establishes at the beginning of each fiscal year, the board retains the discretion to modify the actual bonuses paid. Please see Item 402(b)(2)(vi) of Regulation S-K.

U.S. Federal Income Tax Considerations for Non-U.S. Holders of CBOE Holdings
Common Stock, page 132

38. Please delete the statement that the disclosure is a "general discussion," as your disclosure should relate to the material tax consequences of the transaction. Please also consider locating this discussion, along with your discussion of the tax consequences of the restructuring transaction to CBOE members that appears on page 46 to the same section of your prospectus. In addition, please revise to clarify whether the tax consequences discussed under this heading constitute the opinion of Schiff Hardin LLP.

Comparison of Rights . . . , page 136

39. Disclosure in your risk factors relating to corporate governance states that you will eliminate your members' ability to take action by written consent. Please make that clear in this section. Also in this regard, we note disclosure on page 139 concerning voting rights that states that no person may "give any consent or proxy with respect to shares representing more than 10% of the voting power . . . ." If you are eliminating action by written consent, please remove the reference to consents here, as it may imply that members with less than 10% of the voting power may give written consents.

Where You Can Find More Information, page 147

40. Please delete reference to the SEC's public reference rooms in New York and Chicago, as these locations are no longer maintained. Please provide the address of the SEC's remaining public reference room, as required by Item 101(e) of Regulation S-K: 100 F Street, NE, Washington, DC 20549.

Financial Statements for the Year Ended December 31, 2005
Consolidated Statements of Financial Condition, page A-3

41. Please include a line item called Commitments and Contingencies, with a cross-reference to the appropriate footnote, on the face of your balance sheet, or tell us why you do not believe this is appropriate. Refer to Article 5-02(25) of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies – Investments in Affiliates, page A-6

42. We read in your accounting policy that you account for your investment in NSX under the equity method, despite your ownership of more than 50% of NSX's proprietary membership, due to your lack of effective control over the operating and financing activities of NSX. Please supplementally provide us with a more

detailed explanation of why you lacked effective control over the operating and financing activities of NSX during 2005 and prior periods. Refer to paragraph 2 of ARB 51.

Financial Statements for the Period Ended September 30, 2006
Consolidated Statements of Financial Condition, page A-13

43. You appear to have recorded additional paid-in-capital for the first time during 2006. Please briefly tell us what this relates to, and consider whether footnote or MD&A disclosure is appropriate. Additionally, please consider whether a statement of members' equity would be more appropriate at December 31, 2006, in light of this new equity account, than the Statements of Income and Retained Earnings that you presented for 2005.

Note 1 – Summary of Significant Accounting Policies – Investments in Affiliates, page A-16

44. We read on page 68 that you owned 22.9% of NSX's total stock outstanding as of September 30, 2006 and that you account for this investment under the equity method. Please reconcile this disclosure to your accounting policy on page A-16, which states that you have accounted for your investment in NSX under the cost method since July 1, 2006. If you are accounting for your investment in NSX under the cost method, please help us to understand and briefly disclose how you determined that you no longer exercise significant influence over NSX despite an ownership of over 20%.

Note 6 – Commitments and Contingencies, page A-20

45. We read that management believes that the expected outcome of various legal proceedings will not have a material impact on your financial position. Please revise to also address the expected impact on your results of operations, consistent with your assessment as of the fiscal year ended December 31, 2005. In this regard, if you believe that there may be a material impact on your results of operations, it appears that additional disclosures would be required under SFAS 5 and SAB Topic 5Y.

46. Please help us to understand how you determined that you did not need to address each of the legal proceedings discussed on pages 90-93, or revise to address these matters in your footnote. Specifically refer to the Litigation with Respect to the Restructuring Transaction, the Last Atlantis Litigation, the Index Options Litigation, and the Patent Litigation.

Unaudited Pro Forma Consolidated Financial Statements, page B-1

47. Please update your pro forma financial statements to comply with Article 11-02(c) of Regulation S-X.

48. We note your discussion on page B-6 concerning expenses to be incurred in connection with the restructuring transactions. Please tell us what consideration you have given to accruing for these expenses in your pro forma balance sheet. Refer to Article 11-02(b)(6) of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Jennifer Thompson, Senior Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael L. Meyer (*via facsimile* 312/258-5600)
       Robert J. Minkus
       Richard T. Miller
       Schiff Hardin LLP
       6600 Sears Tower
       Chicago, Illinois 60606